Exhibit 99.1

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on 15 September 2016 for use in the group's Share Saving Plan have on 20 September 2016 been distributed to the employee's in accordance with their savings amount.

Following this, the share saving plan has 10,301,895 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.